UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2025

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant’s name into English)

Bahnhofstrasse 20

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 29, 2025, Oculis Holding AG (the “Company”) entered into the following agreements in connection with offerings of an aggregate of 5,432,098 of its ordinary shares, CHF 0.01 nominal value per share, at an offering price of $20.25 per share: (i) an underwriting agreement (the “Underwriting Agreement”) with J.P. Morgan Securities LLC, Leerink Partners LLC and Pareto Securities AB, as representatives of the several underwriters named therein (collectively, the “Underwriters”), in connection with the offering and sale by the Company in an underwritten offering of 4,691,358 ordinary shares (the “Underwritten Offering”) and (ii) a subscription agreement (the “Subscription Agreement”) with an investor relating to a registered direct offering (the “Direct Offering” and, together with the Underwritten Offering, the “Offerings”) of 740,740 ordinary shares. In addition, the Underwriting Agreement provides the Underwriters in the Underwritten Offering a 30-day option to purchase up to an additional 703,703 ordinary shares from the Company at $20.25 per share, less underwriting discounts and commissions.

The gross proceeds from the Offerings will be approximately $110.0 million, before deducting underwriting commissions and estimated offering expenses payable by the Company, or $124.2 million if the Underwriters exercise this option to purchase additional ordinary shares in full. The Offerings are expected to close on or about November 3, 2025, subject to customary closing conditions. The Company believes that the net proceeds from the Offerings, together with its existing cash, cash equivalents and short-term investments, will be sufficient to enable the Company to fund operations to late 2028.

The Offerings were made pursuant to the Company’s effective registration statement on Form F-3 (File No. 333-278409) filed with the Securities and Exchange Commission on April 1, 2024.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act of 1933, as amended, and other obligations of the parties, and termination provisions. The Subscription Agreement contains customary representations, warranties and agreements by the Company as well as customary conditions to closing. The foregoing descriptions of the Underwriting Agreement and the Subscription Agreement are not complete and do not purport to be a complete description of the rights and obligations of the parties thereunder, and are qualified in their entirety by reference to the Underwriting Agreement and the Subscription Agreement that are filed as Exhibits 1.1 and 1.2, respectively, to this Report on Form 6-K (the “Report”) and are incorporated by reference herein.

Copies of the opinions of Vischer AG relating to the validity of the issuance and sale of ordinary shares in the Underwritten Offering and Direct Offering are attached as Exhibits 5.1 and 5.2, respectively, to this Report and are incorporated by reference herein.

On October 30, 2025, the Company issued a press release announcing the pricing of the Offerings. A copy of this press release is filed as Exhibit 99.1 to this Report and is incorporated by reference herein.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The information contained in this Report, including Exhibits 1.1, 1.2, 5.1 and 5.2 hereto but excluding Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-271938) and Registration Statements on Form F-3, as amended (File Nos. 333-278409, 333-271063 and 333-281798).

EXHIBIT INDEX

Exhibit	Description

1.1	Underwriting Agreement, dated as of October 29, 2025, among the Company, J.P. Morgan Securities LLC , Leerink Partners LLC and Pareto Securities AB, as representatives of the several underwriters named therein.

1.2	Form of Subscription Agreement, dated as of October 29, 2025.

5.1	Opinion of Vischer AG, dated October 31, 2025

5.2	Opinion of Vischer AG, dated October 31, 2025

99.1	Press Release dated October 30, 2025.

Forward-Looking Statements

Statements in this Report that are not strictly historical in nature, including statements regarding the Company’s expectations with respect to the closing of the Offerings, are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in any of such statements due to various factors, including market risks and uncertainties and risks relating to the satisfaction of customary closing conditions for the Offerings. For a discussion of these and other factors, please refer to the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 under the caption “Risk Factors” and its subsequent reports filed with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of this Report. The Company undertakes no obligation to publicly update or revise the information in this Report, including any forward-looking statements, except as may be required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: October 31, 2025	By:	/s/ Sylvia Cheung
Sylvia Cheung Chief Financial Officer